Press Release

LONCOR INCREASES MINERAL RESOURCES BY 49%

TO 2.5 MILLION OUNCES AT ITS IMBO PROJECT IN THE NGAYU GREENSTONE BELT, D.R. CONGO

Toronto, Canada - April 17, 2020 - Loncor Resources Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQB: "LONCF") is pleased to announce a 49% increase in mineral resources at its Imbo Project (Loncor 76.29%) in the D.R. Congo.

Compared to the inferred mineral resources of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au) outlined in January 2014 by independent consultants Roscoe Postle Associates Inc. ("RPA") on three separate deposits, Adumbi, Kitenge and Manzako at Imbo, inferred mineral resources have now increased by 49% to 2.5 million ounces of gold (30.65 million tonnes grading 2.54 g/t Au), this increase coming from the Adumbi deposit.  This assessment was undertaken by the Company's independent geological consultants Minecon Resources and Services Limited ("Minecon"). The updated estimate for Adumbi was based on a review of the Adumbi deposit including remodelling, grade capping and considering the CIM requirement for mineral resources to have "reasonable prospects for economic extraction". 76.29% of this updated gold resource is attributable to Loncor via its 76.29% interest in the Imbo Project.

Combined with the Company's Makapela Project (100%) (see Figure 1), total mineral resources at Loncor's properties in the Ngayu belt now stand at 3.05 million ounces of inferred mineral resources (33.87 million tonnes grading 2.80 g/t Au) plus 0.614 million ounces of indicated mineral resources (2.205 million tonnes grading 8.66 g/t Au).

Commenting on today's inferred mineral resource increase on the Imbo Project, Loncor's President Peter Cowley said: "We are very encouraged by the significant increase in mineral resources at the Adumbi deposit, which was developed from exploration conducted during the period 2014-17, following on from the recommendations from the independent RPA study in 2014.  We now have a clear strategy going forward to increase the mineral resources on the Imbo Project by undertaking additional drilling and advancing the project up the value curve by initiating a Preliminary Economic Assessment on the Adumbi deposit.  Significant potential still exists at Adumbi to increase and upgrade mineral resources within the open pit as well as underground potential since the mineralization remains open at depth."

As outlined in the Company's press release dated January 28, 2020, Loncor has been focussing on the Adumbi deposit (see Figures 2 and 3), where Minecon had identified significant resource upside potential from additional exploration evaluation, including drilling that was undertaken during 2017.  Much of this exploration work was undertaken following on from the recommendations made by RPA in their 2014 NI 43-101 technical report and included:

  Additional Drilling

RPA recommended additional drilling at Adumbi to test the down dip/plunge extent of the mineralization. In 2017, four deeper core holes (see Figures 3 and 8) were drilled below the previously outlined RPA inferred resource over a strike length of 400 metres and to a maximum depth of 450 metres below surface. All four holes intersected significant gold mineralization in terms of widths and grade and are summarised below:

Borehole	From(m)	To(m)	Intercept Width(m)	True Width(m)	Grade (g/t) Au
SADD50	434.73	447.42	12.69	10.67	5.51

SADD51	393.43	402.72	9.29	6.54	4.09

SADD52	389.72	401.87	12.15	7.01	3.24
	419.15	428.75	9.60	5.54	5.04

SADD53	346.36	355.63	9.27	5.70	3.71
	391.72	415.17	23.45	14.43	6.08

Due to funding constraints, no follow up drilling was undertaken at the Adumbi deposit after 2017.

  Survey and Georeferencing

All the Adumbi drill hole collars, trenches and accessible adits and adit portals were accurately surveyed and the data appropriately georeferenced.  In addition, all accessible underground excavations and workings were accurately surveyed.

  Re-logging of All Drill Holes

All boreholes (153 holes totalling 33,651 metres) from Adumbi were systematically relogged and all data was put on (Strata Logs software) including core orientations.  The re-logging of drill holes defined the presence of five distinct geological domains in the central part of the Adumbi deposit where the BIF (Banded Iron Formation) unit attains a thickness of up to 130 metres (see Figures 3 and 4).  From northeast to southwest these are:

1. Hanging wall schists: dominantly quartz carbonate schist, with interbedded carbonaceous schist.

2. Upper BIF Sequence: an interbedded sequence of BIF and chlorite schist, 45 to 130 metres in thickness.

3. Carbonaceous Marker: a distinctive 3 to 17 metre thick unit of black carbonaceous schist with pale argillaceous bands.

4. Lower BIF Sequence: BIF interbedded with quartz carbonate, carbonaceous and/or chlorite schist in a zone 4 to 30 metres in thickness.

5. Footwall Schists: similar to the hanging wall schist sequence.

In the central part of the Adumbi deposit, three main zones of gold mineralization are present (see Figures 5 and 6).  These include the following mineralization:

1. within the Lower BIF Sequence;

2. in the lower part of the Upper BIF Sequence.  Zones 1 and 2 are separated by the Carbonaceous Marker, which is essentially unmineralized; and

3. a weaker zone in the upper part of the Upper BIF Sequence.

There is a higher-grade zone of gold mineralization termed the Replaced Rock Zone ("RP Zone") associated with alteration and structural deformation that has completely destroyed the primary host lithological fabric.  The RP Zone occurs in the lower part of the Upper BIF package and in the Lower BIF package, and transgresses the Carbonaceous Marker, located between the Upper and Lower BIF packages, both along strike and down dip (see Figures 3 and 4).

  Relative Density ("RD") Measurements

The increase in the sample population coupled with the application of a more rigid RD determination procedure based on recommendations from the RPA resource study, indicates that the new RD measurements from both mineralized and unmineralized material and from the various material types and lithologic units have improved the confidence in the relative RD determination to be applied to any resource estimates. Relative to the 6 oxide RD measurements used for tonnage estimation in the RPA model, 297 oxide RD measurements within the mineralized domain were undertaken during the review work. For the transition and fresh material, equal number of determinations relative to the previous RD sample volumes were undertaken with the review process employing more rigid RD determination procedures.

Table 1 below indicates significate positive variance between the previous model RD and the reviewed work for the oxide and transition materials.

Table 1: Summary of Previous and Updated Mineralised Average RD Measurements for Adumbi Deposit

Material Type	RD used in Previous RPA Model	RD Determinations Used in Current Model	RD Variance (%)
Oxide	1.80	2.45	36.1
Transition	2.20	2.82	28.2
Fresh	3.00	3.05	1.7

  Oxidation and Fresh Rock Surfaces

The re-logging of the core as per the RPA recommendations identified major differences between the depths of Base of Complete Oxidation (BOCO) and Top of Fresh Rock (TOFR), and the depths used by RPA in the 2014 model.  In the RPA model, the BOCO was negligible and the TOFR corresponded approximately to the re-logged BOCO.  The deeper levels of oxidation that were observed during the re-logging exercise have had positive implications with respect to ore type classification and associated metallurgical recoveries, mining and processing cost estimates.

  Adit Sampling and Georeferencing

Following the accurate surveying of the 10 historical adits and appropriately georeferencing, the 796 adit samples (1,121 metres in total) when applied have positive implications on the data spacing and classification of mineral resources at the Adumbi deposit.

  Quality Control and Quality Assurance

Assessment of assay standards and blanks of the Adumbi deposit by RPA indicated that 1,014 samples within some batches failed QC and were identified for re-assay. A total of 616 pulps and 382 quarter core samples were retrieved for re-assay. The samples were submitted to the SGS Laboratory (which is independent) in Mwanza, Tanzania in November 2014, together with international reference material from Rocklabs (8 per 100 samples) and blanks (4 per 100 samples). This was undertaken to ensure the samples passed internal QA/QC analytical procedures.

For the post 2014 drilling campaign, drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags by company geologists and sent to the SGS Laboratory in Mwanza.  The core samples were then crushed at the laboratory down to minus 2 mm and split with one half of the sample pulverized down to 90% passing 75 microns. Gold analyses were carried out on 50g aliquots by fire assay. In addition, checks assays were also carried out by the screen fire assay method to verify high grade sample assays obtained by fire assay. Internationally recognized standards and blanks were inserted as part of the internal QA/QC analytical procedures.

Minecon has reviewed the quality of all the assay data used for the modelling and estimation of resources to ensure that they all passed the Company's internal QA/QC criteria.

  Gold Price

A gold price of US$1,200 per ounce was used in 2014 for the RPA study. To reflect more recent market conditions, a gold price of US$1,500 per ounce has been used in Minecon's resource determinations.

In summary, this additional 2014 to 2017 information resulted in better quantification with improved confidence in updating the geological model for grade interpolation and pit optimisation studies to determine mineral resources for the Adumbi deposit.

Geological Modelling and Grade Estimation

The Adumbi 3-Dimensional model was constructed by Minecon in collaboration with on site geologists using cross sectional and horizontal flysch plans of the geology and mineralization (see Figures 3 and 4) and was used to assist in the constraining of the 3-D geological model.  The mineralization model was constrained within a wireframe at 0.5 g/t Au cut-off grade (see Figures 5 and 6).  Grade interpolation was undertaken using:

  2 metre sample composites capped at 18 g/t Au to improve the reliability of the block grade estimates.
  Ordinary Kriging to interpolate grades into the block model.
  Relative densities of 2.45 for oxide, 2.82 for transitional and 3.05 for fresh rock were applied to the block model for tonnage estimation.

Pit Optimisation Parameters

To constrain the depth extent of the geological model and any mineral resources, an open pit for the Adumbi deposit was constructed based on the following pit optimisation parameters:

  A long-term gold price of US$1,500 per ounce.
  Block size: 8 metres x 8 metres x 8 metres.
  A two-metre minimum mining width and a maximum of four metres of internal waste was applied.
  Mining dilution of 100% of the tonnes at 95% of the grade.
  Ultimate slope angle of minus 45 degrees.
  Metallurgical recoveries of 95% for oxide and transitional material and 90% for fresh rock (in the RPA study a fresh rock metallurgical recovery of 95% was used while Minecon reduced this to a more conservative 90% even though no additional metallurgical testwork was undertaken after the RPA study).
  Average mining cost of US$2.5/t mined.
  Mineral resources were estimated at a block cut-off grade of 0.9 g/t Au constrained by a Whittle pit with processing and G&A costs of US$30/t.
  Transport of gold and refining costs equivalent to 4.5% of the gold price.
  No additional studies on depletion by artisanal activity was undertaken since the 2014 RPA study and the same total amount of material was used by Minecon.

The results of the Adumbi pit optimisation (see Figure 7) indicated an inferred mineral resource within the pit of 2.19 million ounces of gold (28.97 million tonnes at 2.35 g/t gold) (see Table II below).

Mineral Resources

Within the US$1,500 pit shell (Figure 7), the following is classified as inferred mineral resource at the Adumbi deposit:

Table II: Inferred Mineral Resource for the Adumbi Deposit (with an effective date of April 17, 2020)

Material Type	Tonnage (Tonnes)	Grade (g/t Au)	Contained Gold Ounces
Oxide	3,820,000	2.44	300,000
Transitional	3,320,000	2.69	290,000
Fresh	21,820,000	2.28	1,600,000
TOTAL	28,970,000	2.35	2,190,000

Note: Numbers may not add up due to rounding.

The additional drilling information, the higher RD determinations and the increased gold price, have contributed significantly to the increased mineral resources of the Adumbi deposit with improved confidence.

In summary for the Imbo Project, the inferred mineral resource for the Adumbi, Manzako and Kitenge deposits now totals 2,503,000 ounces of gold (30,650,000 tonnes grading 2.54 g/t Au) and is summarised in Table III below.  76.29% of this inferred mineral resource is attributable to Loncor via its 76.29% interest in the Imbo Project.

Table III: Inferred Mineral Resource for the Imbo Project (with an effective date of April 17, 2020)

Deposit	Tonnage (Tonnes)	Grade (g/t Au)	Contained Gold Ounces
Adumbi	28,970,000	2.35	2,190,000
Kitenge	910,000	6.60	191,000
Manzako	770,000	5.00	122,000
TOTAL	30,650,000	2.54	2,503,000

Note: Numbers may not add up due to rounding.

Additional Resource Potential and Recommendations for Further Work

There is significant additional resource potential within the Imbo project permit:

  At the Adumbi deposit, the gold mineralization is still open at depth and, subject to securing the necessary financing, the drilling of an additional 12 core holes (7,000 metres) has the potential to add and upgrade mineral resources within the US$1,500 pit as well as outline potential underground resources below the pit (see Figure 8).  After this proposed drilling program has been completed, additional drilling may be undertaken (subject to securing the necessary financing) before a Preliminary Economic Assessment is initiated to include additional mineral resource determinations, metallurgical testwork, open pit and potential underground studies, metallurgical plant processing, infrastructural, environmental and economic studies.
  At the Kitenge and Manzako deposits, additional drilling may also be undertaken (subject to securing the necessary financing) to further define and increase the inferred mineral resources at these deposits.
  Ongoing exploration including gridding, soil sampling, trenching and channel sampling is planned to be undertaken at the Imbo East prospect in order to generate potential drill targets.

An independent National Instrument 43-101 technical report relating to the mineral resource estimates on the Imbo Project reported in this press release will be filed on SEDAR and EDGAR within the period required by National Instrument 43-101.

Qualified Person

Mr. Daniel Bansah, Chairman and Managing Director of Minecon, is the "qualified person" (as such term is defined in National Instrument 43-101) who is responsible for the mineral resource estimates and other technical information disclosed in this press release.  Mr. Bansah has reviewed and approved the contents of this press release.

About Loncor Resources Inc.

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Belt in the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Ngayu has numerous positive indicators based on the geology, artisanal activity, encouraging drill results and an existing gold resource base.  The area is 200 kilometres southwest of the Kibali gold mine, which is operated by Barrick Gold (Congo) SARL ("Barrick").  In 2019, Kibali produced record gold production of 814,000 ounces at "all-in sustaining costs" of US$693/oz.  Barrick has highlighted the Ngayu Greenstone Belt as an area of particular exploration interest and is moving towards earning 65% of any discovery in 1,894 km2 of Loncor ground that they are exploring.  As per the joint venture agreement signed in January 2016, Barrick manages and funds exploration on the said ground at the Ngayu project until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Barrick.  In a recent announcement Barrick highlighted six prospective drill targets and are moving towards confirmation drilling in 2020. Subject to the DRC's free carried interest requirements, Barrick would earn 65% of any discovery with Loncor holding the balance of 35%.  Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted.

In addition to the Barrick JV, certain parcels of land within the Ngayu project surrounding and including the Makapela and Adumbi deposits have been retained by Loncor and do not form part of the joint venture with Barrick. Barrick has certain pre-emptive rights over the Makapela deposit.  Loncor's Makapela deposit (which is 100%-owned by Loncor) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).  Adumbi and two neighbouring deposits hold an inferred mineral resource of 2.5 million ounces of gold (30.65 million tonnes grading 2.54 g/t Au), with 76.29% of this resource being attributable to Loncor via its 76.29% interest in the project.

Resolute Mining Limited (ASX/LSE: "RSG") owns 26% of the outstanding shares of Loncor and holds a pre-emptive right to maintain its pro rata equity ownership interest in Loncor following the completion by Loncor of any proposed equity offering.

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com.

Technical Reports

Certain additional information with respect to the Company's Ngayu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Certain additional information with respect to the Company's recently acquired Imbo Project is contained in the technical report of Roscoe Postle Associates Inc. dated February 28, 2014 and entitled "Technical Report on the Somituri Project Imbo Licence, Democratic Republic of the Congo".  A copy of the said report, which was prepared for, and filed on SEDAR by, Kilo Goldmines Ltd., can be obtained from SEDAR at www.sedar.com.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Indicated" and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001- 35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates, potential mineral resource increases, securing financing, drill targets, exploration results, future drilling and other future exploration, potential gold discoveries and future development (including initiating a Preliminary Economic Assessment) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that planned drilling programs will be delayed, uncertainties relating to the availability and costs of financing needed in the future, activities of the Company may be adversely impacted by the continued spread of the recent widespread outbreak of respiratory illness caused by a novel strain of the coronavirus ("COVID-19"), including the ability of the Company to secure additional financing, risks related to the exploration stage of the Company's properties, the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 6, 2020 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Cautionary Note Concerning Mineral Resource Estimates

The mineral resource figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While the Company believes that the mineral resource estimates included in this press release are well established, by their nature mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

Mineral resources are not mineral reserves and do not have demonstrated economic viability.  There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.  Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances).  Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

For further information, please visit our website at www.loncor.com, or contact: Arnold Kondrat, CEO, Toronto, Ontario, Tel: + 1 (416) 366 7300.

Figure 1: Regional Geology map of the Ngayu Belt

Yambenda
Makapela
Imva
Adumbi
Anguluku
Yindi
225000 mN
175000 mN
525000 mE
575000 mE
625000 mE
LEGEND
Archean Banded Iron Formation
Archaean Greenstone Belt
Archaean Granite Basement & Intrusives
Proterozoic Lindian Cover
Known Primary Gold Deposit/Prospect
Main Alluvial Workings
Loncor / Barrack JV Boundary
Loncor – 100%
Loncor 76.29% - Imbo (Adumbi)
Kilometres

Figure 2: Geology of the Imbo Project
(76.29% Loncor)

Loncor RESOURCES INC.

14 km Mineralized Trend

Legend
Mineral Deposit
Mafic Dyke
Metavolcanic rocks
Metasedimentary Rocks
Fault
Mineralized Structure
BAGBAIE
ADUMBI
ADUMBI WEST
VATICAN
MONDE ARABE
SENEGAL
KITENGE
MANZAKO
IMBO EAST (Priority Follow up Target)
0
2
4
Kilometres

1

Figure 3: Geological Map of Adumbi

Loncor RESOURCES INC.

594500 mE
595500 mE
596500 mE
192500 mN
192500 mN
191500 mN
595500 mE
596500 mE
SADD0053
SADD0052
SADD0050
SADD0051
Geological Legend

2

Figure 4: Adumbi Geological Cross Section

595250E
192450N
192550N
595450E
800 mRL
800 mRL
SW
NE
SADD0016
SADD0015
SADD0019
SADD0017
SADD0050
41.80m@2.73g/t
33m@1.57g/t
10.40m@12.81 g/t
16.70m@2.36 g/t
6.20m@2.26 g/t
6.00m@3.29 g/t
14.05m@5.87 g/t
2.95m@4.63 g/t
36.91m@1.21 g/t
5.57m@3.45 g/t
25.13m@5.06 g/t
12.00m@2.94 g/t
12.75m@2.05 g/t
37.45m@2.33g/t
12.67m@5.52 g/t
RPA $1,200 Pit outline
500mRL
0
25
50
100
metres
Legend
Replaced Rock (RP)
Carbonaceous Schist (Marker)
Banded Iron Formation (BIF) Interlayered with Schists
Banded Iron Formation (BIF)
Schists
Mineralization Intercept

Figure 5: Cross section A-B with Mineralized Zones

192500N
595500E
A
B
SW
NE
SADD0016
SADD0015
SADD0019
SADD0017
SADD0050
- 700 mRL
- 400 mRL
41.80m@
3g/t
33m@1.57g
10.40m@12.81 g/t
16.70m@2.36 g/t
6.00m@3.29
2.95m@4.63 g/t
5.57m@3.45 g/t
25.13m@5.06 g/t
12.75m@2.05 g/t
12.67m@5.05 g/t
7.60m@1.45g/t
6.20m@2.26 g/t
14.05m@5.87 g/t
36.91m@1.21 g/t
8.95m@1.33 g/t
3.85m@2.02 g/t
12.00m@2.94 g/t
5.4m@1.37 g/t Au
37.45m@2.33 g/t
RPA $1,200 Pit outline
Minecon $1,500 Pit outline
Legend
Mineralized Zones
Zone 1
Zone 2
Zone 3
Mineralization intercept
0 25 50 100
metres

4

Figure 6: Plan of the Interpreted Mineralized Zones

594000
596000
193000
N
B
Section line
193000
192000
$1,500 Pit shell
A
RPA $1,200 Pit
shell
192000
LEGEND
Mineralized Zone 1
Mineralized Zone 2
Mineralized Zone 3
596000
191000
500m

5

Figure 7: 3-D Mineralization Model Showing $1,200 (RPA) and $1500 (Minecon) Pit Shells

$1,200$ RPA pit shell
$1,500$ Minecon pit shell
Block model
LEGEND
(g/t) Au
[ABSENT]
[FLOOR,0.5]
[0.5,1]
[1,2]
[2,3]
[3,CEILING]
100m

6

Figure 8: Longitudinal section of Adumbi Showing the Down Dip/Plunge Potential

Loncor RESOURCES INC.

595000E
192600N
595500E
RPA Inferred resource within open pit
1.36 Moz (19.11 Mt @ 2.2 g/t)
NW
SE
600 mRL
$1,200 Pit outline from RPA 2014 Study
$1,500 Pit outline from Minecon
Prior 2017 Holes
2017 Holes
Proposed Holes
200 mRL
LEGEND - GM
<15
15 - 40
40 - 80
> 80
OPEN
0 50 100 200
metres

Steep plunge of 80º – 90º NW is similar to the fold axis attitude noted in the U/G mapping

7